Filed by RXO, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RXO, Inc.

Commission File No.: 001-41514

From: Andrew Wilkerson Subject: A Message from Drew: Hear from Dave Bozeman, C.H. Robinson President & CEO Date: Tuesday, October 6, 2026 9:38:47 AM Attachments: image004.png Team, Following yesterday’s announcement, I think it’s important for you to hear directly from C.H. Robinson’s president and CEO, Dave Bozeman. In this video, Dave introduces himself and explains what he sees in RXO and the opportunity ahead for our companies. Please take a few minutes to watch Dave’s message by clicking below.

As a reminder, until the transaction closes, RXO and C.H. Robinson remain separate companies, and it’s business as usual. Please continue to stay close to our customers and carriers and provide the best service, solutions, innovation and relationships they have come to expect from RXO. Please take a few minutes to watch Dave’s message.

Drew Wilkerson Chairman and Chief Executive Officer Additional Information and Where to Find It In connection with the proposed transaction, C.H. Robinson intends to file with the SEC a registration statement on Form S-4 that will include a preliminary proxy statement of RXO that also constitutes a preliminary prospectus of C.H. Robinson. C.H. Robinson and RXO also each plan to file other relevant documents with the SEC regarding the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of RXO. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that C.H. Robinson or RXO may file with the SEC in connection with the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about C.H. Robinson and RXO, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by C.H. Robinson will be available free of charge on C.H. Robinson’s website at investor.chrobinson.com. Copies of the documents filed with the SEC by RXO will be available free of charge on RXO’s website at investors.rxo.com. Participants in the Solicitation RXO, C.H. Robinson and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RXO’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of C.H. Robinson, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) C.H. Robinson’s proxy statement for its 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Compensation of Directors,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Security Ownership of Certain Beneficial Owners and Management,” and “Related Party Transactions,” (ii) C.H. Robinson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1, and (iii) Item 5.02 of C.H. Robinson’s Current Report on Form 8-K filed with the SEC on June 2, 2026. Information about the directors and executive officers of RXO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) RXO’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Director Compensation,” “Certain Relationships and Related Party Transactions,” “Security Ownership of Certain Beneficial Owners and Management,” and “Compensation Discussion and Analysis,” and (ii) RXO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 9, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1. To the extent holdings of RXO’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership on Form 5 filed with the

SEC, including (i) the Form 4s filed by Mr. Wilkerson on May 4, 2026 and May 19, 2026; (ii) the Form 4 filed by Mr. Morris on May 18, 2026; and (iii) the Form 4 filed by Mr. Firestone on August 25, 2026. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and stockholders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C.H. Robinson and RXO using the sources indicated above. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 11215 North Community House Road Charlotte, NC 28277 USA

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, C.H. Robinson intends to file with the SEC a registration statement on Form S-4 that will include a preliminary proxy statement of RXO that also constitutes a preliminary prospectus of C.H. Robinson. C.H. Robinson and RXO also each plan to file other relevant documents with the SEC regarding the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of RXO. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that C.H. Robinson or RXO may file with the SEC in connection with the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about C.H. Robinson and RXO, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by C.H. Robinson will be available free of charge on C.H. Robinson’s website at investor.chrobinson.com. Copies of the documents filed with the SEC by RXO will be available free of charge on RXO’s website at investors.rxo.com.

Participants in the Solicitation

RXO, C.H. Robinson and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RXO’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of C.H. Robinson, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) C.H. Robinson’s proxy statement for its 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Compensation of Directors,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Security Ownership of Certain Beneficial Owners and Management,” and “Related Party Transactions,” (ii) C.H. Robinson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1, and (iii) Item 5.02 of C.H. Robinson’s Current Report on Form 8-K filed with the SEC on June 2, 2026. Information about the directors and executive officers of RXO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) RXO’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Director Compensation,” “Certain Relationships and Related Party Transactions,” “Security Ownership of Certain Beneficial Owners and Management,” and “Compensation Discussion and Analysis,” and (ii) RXO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 9, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1. To the extent holdings of RXO’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership on Form 5 filed with the SEC, including (i) the Form 4s filed by Mr. Wilkerson on May 4, 2026 and May 19, 2026; (ii) the Form 4 filed by Mr. Morris on May 18, 2026; and (iii) the Form 4 filed by Mr. Firestone on August 25, 2026.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and stockholders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C.H. Robinson and RXO using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.